

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 21, 2006

Via U.S. Mail and Fax
Mr. Lou Kerner
Chief Financial Officer
Roo Group, Inc.
228 East 45th Street
8th Floor
New York, NY 10017

   Re: **Roo Group, Inc**
     Form 10-KSB for the Fiscal Year Ended December 31, 2005
     Filed April 17, 2006

     Form 10-Q for the Fiscal Quarter Ended September 30, 2006
     File No. 0-25659

Dear Mr. Kerner:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

           Sincerely,

           /s/Larry Spirgel
           Assistant Director